

January 4, 2023

Bill Korn
Chief Financial Officer
CareCloud, Inc.
7 Clyde Rd.
Somerset, NJ 08873

> **Re: CareCloud, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Period Ended September 30, 2022**
> **File No. 001-36529**

Dear Bill Korn:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology